                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF     JANUARY     , 20 06
                -----------------     --

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
    ------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
    ------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA


                                             -----------------------------------
                                                        (REGISTRANT)


DATE     JANUARY  2, 2006                    BY /s/ Rochiman Sukarno
    --------------------------                  --------------------------------
                                                          (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                            No.TEL.01 /PR110/UHI/2006


            TELKOM RECEIVED FIRST STAGE PAYMENT FOR THE COMPENSATION
                 OF EARLY TERMINATION OF ITS EXCLUSIVITY RIGHT


JAKARTA, JANUARY 2, 2006 - In reference to our previous Press Release Number:
TEL.496/PR110/UHI/2005 dated December 30, 2005 which stated that the first stage payment for the compensation of early termination of the Company's exclusivity rights will be received in year 2006, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. ("TELKOM" or the "Company") hereby announced that the Company have received the first stage payment for the compensation of early termination of its exclusivity rights in the amount of Rp. 90 billion on December 30, 2005.





ROCHIMAN SUKARNO
Head of Investor Relations

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.
PHONE   : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM-INDONESIA.COM